File No. 001-13252
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
McKesson Corporation Profit-Sharing Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
McKesson Corporation
McKesson Plaza
One Post Street, San Francisco, CA 94104
Telephone (415) 983-8300

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
TABLE OF CONTENTS

EXHIBITS:
23.1 Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Participants of the
McKesson Corporation Profit-Sharing Investment Plan:

We have audited the accompanying statements of net assets available for benefits of McKesson Corporation Profit-Sharing Investment Plan (the "Plan") as of March 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2014 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2014 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP

San Francisco, California
September 22, 2014

 McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	March 31,
	2014			2013
	Participant Directed	Non-Participant Directed	Plan Total	Participant Directed	Non-Participant Directed	Plan Total
ASSETS
Cash and Cash Equivalents	$—	$6,158	$6,158	$—	$3,928	$3,928
Investments at Fair Value:
Mutual funds	107,582	—	107,582	93,614	—	93,614
Fidelity BrokerageLink	203,150	—	203,150	175,123	—	175,123
Common/ collective trusts	1,370,090	—	1,370,090	1,145,170	—	1,145,170
Separately managed accounts	662,322	—	662,322	535,166	—	535,166
BNY Mellon Stable Value Portfolio	242,692	—	242,692	249,183	—	249,183
McKesson Corp. common stock:
Employer Stock Fund	—	733,439	733,439	—	513,329	513,329
Employee Stock Fund	221,170	—	221,170	131,692	—	131,692
Total Investments at Fair Value	2,807,006	733,439	3,540,445	2,329,948	513,329	2,843,277
Receivables
Notes receivable from participants	44,759	—	44,759	41,719	—	41,719
Employer contributions	3,956	—	3,956	3,990	—	3,990
Due from broker for securities sold	—	94	94	—	—	—
Total Receivables	48,715	94	48,809	45,709	—	45,709
Total Assets	2,855,721	739,691	3,595,412	2,375,657	517,257	2,892,914

LIABILITIES
Accrued other	275	213	488	—	158	158
Total Liabilities	275	213	488	—	158	158

Net Assets Available for Benefits at Fair Value	2,855,446	739,478	3,594,924	2,375,657	517,099	2,892,756
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,348)	—	(3,348)	(8,283)	—	(8,283)
Net Assets Available for Benefits	$2,852,098	$739,478	$3,591,576	$2,367,374	$517,099	$2,884,473

See Financial Notes

 McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Years Ended March 31,
	2014			2013
	Participant Directed	Non-Participant Directed	Plan Total	Participant Directed	Non-Participant Directed	Plan Total
INVESTMENT INCOME
Net appreciation in fair value of investments	$409,006	$304,763	$713,769	$201,765	$96,733	$298,498
Dividends and interest	22,603	4,070	26,673	23,178	4,033	27,211
Total Investment Income	431,609	308,833	740,442	224,943	100,766	325,709

SECURITIES LITIGATION SETTLEMENT PROCEEDS	1,120	—	1,120	—	—	—
CONTRIBUTIONS
Participants	166,636	—	166,636	156,441	—	156,441
Employer	71,124	—	71,124	61,301	—	61,301
Total Contributions	237,760	—	237,760	217,742	—	217,742

DEDUCTIONS
Benefits paid to participants	249,912	52,372	302,284	192,436	35,016	227,452
Administrative expenses	971	61	1,032	1,413	75	1,488
Total Deductions	250,883	52,433	303,316	193,849	35,091	228,940

Increase in Net Assets Before Transfers and Mergers	419,606	256,400	676,006	248,836	65,675	314,511
Transfers to participant directed investments	34,021	(34,021)	—	23,894	(23,894)	—
Merger of net assets from other plans	31,097	—	31,097	37,746	—	37,746
Increase in Net Assets	484,724	222,379	707,103	310,476	41,781	352,257
Net Assets Available for Benefits at Beginning of Year	2,367,374	517,099	2,884,473	2,056,898	475,318	2,532,216
Net Assets Available for Benefits at End of Year	$2,852,098	$739,478	$3,591,576	$2,367,374	$517,099	$2,884,473
See Financial Notes

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES

1. Plan Description
The following description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees, or are casual employees who have completed a year of service in which they worked at least 1,000 hours in a year at McKesson Corporation (the “Company” or “McKesson” or "Plan Sponsor") or a participating subsidiary, except seasonal, temporary and collectively bargained employees (unless the collective bargaining agreement provides for participation). The Plan Year is April 1st to March 31st. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company controls and manages the operation and administration of the Plan.
Fidelity Management Trust Company (“Fidelity”) is the trustee and record-keeper of the Plan.
The Plan is comprised of Participant-Directed and Non-Participant Directed Investments, as described below:
A    Participant-Directed Investments
Contributions: The Plan qualifies as a safe harbor plan as described in Internal Revenue Code sections 401(k) (12) and 401(m) (11). Participants may make pretax and/or Roth 401(k) contributions from 1% to 75% of eligible pay, limited to $17,500 for calendar years 2014 and 2013. In any Plan Year, total employer and employee contributions are limited to the lesser of $52,000 and $51,000 for Plan Years ending in 2014 and 2013, or 100% of taxable compensation. Participants 50 years of age or older may also elect to make additional pretax and/or Roth 401(k) catch-up contributions of up to 75% of pay, limited to $5,500 for calendar years 2014 and 2013. Participants may also contribute amounts representing distributions from other qualified plans.
Participant Accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the contributions and an allocation of earnings, and charged with withdrawals and an allocation of losses and administrative expenses paid by the Plan. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon retirement or separation from employment based upon the vested portion of the participant’s account.
Vesting: Participant contributions and earnings are 100% vested at all times.
Investment Options: Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investment options offered under the Plan and change their investment options at anytime. At March 31, 2014, the Plan allows participants to direct their accounts into any one or combination of the following investment options:

•
PSIP International Equity Portfolio is comprised of one mutual fund and one common/collective trust - 80% of the portfolio is invested in the Fidelity Diversified International Fund — Class K (FDIKX) mutual fund, and 20% of the portfolio is invested in the Eaton Vance Trust Company/Parametric Emerging Markets Equity Fund.

•	Fidelity BrokerageLink is an investment option that provides access to a self-directed brokerage account.

•	SSgA Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the return of the Barclays Capital U.S. Aggregate Bond Index. This is a common/collective trust.

•	SSgA S&P 500 Index Fund is a commingled pool that seeks to provide investment results that correspond to the return of the S&P 500 Index. This is a common/collective trust.

•
Vanguard Target Retirement Trusts are 12 commingled pool options designed for investors expecting to retire around the year indicated in each option’s name. The Trusts, which are the Plan’s default investment options, are managed to gradually become more conservative over time. These options are common/collective trusts.

•	Fisher Investments Small Cap Value Portfolio invests primarily in stocks of value companies that are part of the Russell 2000 Index. This is a separately managed account.

•	Cadence Small Cap Growth Portfolio invests primarily in small-cap companies with market values under $2.5 billion that are a part of the Russell 2000 Index. This is a separately managed account.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

•
Dodge & Cox Large Cap Value Portfolio primarily invests in the stock of large U.S. companies where the fund manager believes the long-term earnings prospects are not reflected in the current prices. This is a separately managed account.

•
PSIP Large Cap Growth Portfolio is comprised of two separate accounts which invest primarily in the stock of large U.S. companies - 65% of the portfolio is managed by JPMorgan Investment Management, and 35% is managed by Brown Advisory. This is a separately managed account.

•	BNY Mellon Stable Value Portfolio invests in fixed-income investments, insurance wrap contracts and guaranteed investment contracts (“GICs”). This is a separately managed account.

•
McKesson Employee Stock Fund (the “Employee Stock Fund”) primarily represents investments in Company common stock with participant contributions and transfers from the Allocated Employer Stock Fund. See description of Allocated Employer Stock Fund in Section B, Non-Participant Directed Investments.

Loans: Participants may apply for one or multiple loans from the Plan. The total amount loaned to an individual participant cannot exceed the lowest of: (i) 50% of such participant’s vested account balance, (ii) $50,000, less the participant's highest outstanding loan balance under the PSIP in the 12 months preceding the loan date, or (iii) the value of the participant’s account attributable to pre-tax, Roth, after-tax, catch-up and rollover contributions. Most loans bear interest at the then current prime rate of interest on the loan date plus 1%. Loan interest rates ranged from 4.25% to 10.50% at March 31, 2014 and 2013. Generally, loans may be repaid over a period not to exceed 5 years, except for residential home loans, which may be repaid over a term not to exceed 10 years. Certain loans under qualified plans of acquired companies that were merged into the Plan may have longer repayment terms. Principal repayments and interest are paid through payroll deduction. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made by electronic fund transfer or check. Notes receivable from participants totaled $44,759,000 and $41,719,000 at March 31, 2014 and 2013.
Payment of Benefits: Participants have the right to receive a full or partial distribution of their vested PSIP account balance at the time of retirement, death, disability or termination of employment. In general, when requested by a participant, benefit payments are made in a lump sum cash amount, but participants also may elect a distribution in-kind in the form of McKesson common stock and/or in the form of installments. The Plan also provides for in-service withdrawals on account of financial hardship or attainment of age 59½. In-service distributions cannot exceed a participant's vested account balance, less applicable tax withholdings and penalties. Former employees may remain participants in the Plan and continue directing their investments without taking a distribution, until age 70½.
Transfers from Other Qualified Plans: In March 2014, net assets from the MED3000 401(k) Plan totaling $31,097,000 were merged into the Plan. MED3000 Group, Inc., the sponsor of the MED3000 Plan, was acquired by McKesson in 2012. During the year ended March 31, 2013, net assets of $37,746,000 were merged into the Plan from qualified 401(k) plans of Portico Systems, Inc., US Oncology Corporate, Inc., peerVue, Inc. and MedVentive Inc. as a result of acquisitions by McKesson.
B    Non-Participant Directed Investments
General: McKesson Employer Stock Fund consists of an Employee Stock Ownership Plan (“ESOP”) with shares of McKesson common stock that were allocated to participants through employer matching contributions made prior to April 2009 and not yet directed to other investment options by the participants. This fund is classified as “non-participant directed” because only the Company has the ability to direct shares into this account. Participants have the ability to transfer employer matching contributions from the non-participant directed McKesson Employer Stock Fund to other participant directed investments, including the Employee Stock Fund. Total transfers to the participant directed investments for the years ended March 31, 2014 and 2013 were $34,021,000 and $23,894,000.
On October 9, 2009, the Plan received its share of the Consolidated Securities Litigation Action settlement proceeds as described in Note 7. Approximately $77 million of the proceeds were attributable to unallocated shares (the “Unallocated Proceeds”) of McKesson common stock held by the Plan in an ESOP suspense account. The receipt of the Unallocated Proceeds by the Plan was a reimbursement for the loss in value of the Company’s common stock held by the Plan in its ESOP suspense account during the Consolidated Securities Litigation Action class-holding period and not a contribution made by the Company to the Plan or ESOP. In accordance with Plan terms, in April 2010, the entire $77 million of Unallocated Proceeds were allocated to all current Plan participants to fulfill the Plan’s obligation for the year. Of the $77 million in Unallocated Proceeds, the Plan allocated $51 million to the ESOP as a matching contribution and $26 million as a discretionary contribution. In October 2011, the Plan received and allocated $1 million to participant directed accounts.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

In October 2013, the Plan received and allocated to participant directed accounts an additional $1,120,000 in residual settlement proceeds. There were no settlement proceeds received by the Plan during the year ended March 31, 2013.
C    Other
Employer Matching Contributions to Participant Accounts: Each pay period, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the first 3% of pay contributed as elective deferrals to the Plan and 50% of the next 2% of pay contributed as elective deferrals to the Plan. An additional annual matching contribution may be allocated to Plan participants at the discretion of the Company. The Plan also provides for a true-up matching employer contribution in an amount equal to the difference between (1) a participant’s matching contributions are determined based on the participant’s compensation and eligible contributions for the entire Plan Year and (2) the amount of the participant’s matching contributions actually contributed to the Plan for the Plan Year. Employer matching contributions were $71,124,000 and $61,301,000 for the years ended March 31, 2014 and 2013.
Vesting: For the Plan years ended March 31, 2014 and 2013, employer contributions are 100% vested immediately. Dividends automatically reinvested in McKesson common stock are also 100% vested at all times.
Forfeitures: A rehired employee who has met certain levels of service prior to termination may be entitled to have previously forfeited amounts in the PSIP reinstated. Each Plan Year, forfeited amounts are used to reinstate previously forfeited amounts of rehired employees, to pay other Plan administrative expenses or to reduce employer contributions.
For the years ended March 31, 2014 and 2013, $34,000 and $5,640,000 of forfeitures from non-vested accounts were utilized to reduce employer contributions and fund administrative expenses. At March 31, 2014 and 2013 forfeited non-vested accounts were $109,000 and $0.
Diversification of Stock Fund: Participants may transfer Company stock contributions to other investment funds without restrictions.
Payment of Benefits: Distributions are made only upon a participant’s retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company. Distributions are made in cash, or if a participant elects a distribution in-kind, in the form of Company common shares plus cash for any fractional share.
McKesson Employer Stock Fund: The following is information regarding the allocated shares of McKesson common stock at fair value held as of March 31 (in thousands):

2014			2013
Number of Shares	Cost Basis	Fair Value of Shares	Number of Shares	Cost Basis	Fair Value of Shares
4,154	$150,359	$733,439	4,755	$172,015	$513,329
The per share fair value of McKesson common stock at March 31, 2014 and 2013 was $176.57 and $107.96.
2. Significant Accounting Policies
Basis of Accounting: The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts. The contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Cash and Cash Equivalents: The Plan considers all highly liquid debt instruments with remaining maturities of less than three months at the date of purchase to be cash equivalents.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

Use of Estimates: The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties: The Plan maintains various investment options including mutual funds, Fidelity BrokerageLink, common/collective trusts, separately managed accounts, BNY Mellon Stable Value Portfolio and McKesson common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments entered into through Fidelity BrokerageLink are primarily stated at quoted market prices. Investments in common/collective trusts are stated at net asset value. Interests in separately managed accounts are valued based on the underlying net assets, which are primarily valued using quoted market prices.
Within the BNY Mellon Stable Value Portfolio (“Stable Value Portfolio”), traditional GICs are stated at estimated fair value using discounted cash flows. Fixed Maturity Synthetic GICs, Constant Duration Synthetic GICs, and Separate Account GICs are stated at estimated fair value based on the fair values of their underlying fixed income assets. Short term investment funds (“STIF”) represent a fund’s cash balance fair value equal to the face value of cash.
Shares of McKesson common stock are valued at quoted market prices on March 31, 2014 and 2013. Certain administrative expenses are allocated to the individual investment options based upon daily balances invested in each option and are reflected as a reduction of net appreciation in fair market value of investments. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. All other activities are recorded in the Plan based on the elections of the individual participants in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Administrative Expenses: Administrative expenses of the Plan are paid by the Plan. The Company, in its discretion, may pay all, a portion or none of such expenses from time to time.
Benefits: Benefits are recorded when paid.
Notes Receivable: Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

3. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2014	2013
McKesson Corporation Stock (Employer and Employee Stock Fund) *	$954,609	$645,021
SSgA S&P 500 Index Fund	422,815	371,819
Dodge & Cox Large Cap Value Portfolio **	259,856	202,673
Stable Value Portfolio **	242,692	249,183
PSIP Large Cap Growth**	209,111	179,481
Fidelity BrokerageLink **	203,150	175,123

*	Non-Participant Directed and Participant Directed
**	None of the underlying investments in the account exceed 5% of net assets available for benefits
The Stable Value Portfolio contains investment contracts with insurance companies and financial institutions with the objective of providing participants a stable return on investment and protection of principal from changes in market interest rates.
Traditional GICs are unsecured general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. Traditional GIC crediting rates are based upon the rate that is agreed to when the insurance company writes the contract and are generally fixed for the life of the contract.

Separate Account GICs are group annuity contracts that pay a rate of return that is reset periodically, typically quarterly, offer book value accounting and provide benefit responsiveness for participant directed withdrawals. The crediting rate reflects the experience of assets that are separated from the insurance company’s general account assets. The liabilities associated with an insurance company separate account are paid from the assets held in that separate account. The insurance company’s general account assets back the separate accounts to fulfill separate account obligations. Separate account assets cannot be used to satisfy general account liabilities. The fair value of the wrap contract is the present value of the wrap cost applying replacement fees less the present value of the wrap cost applying current contractual fees.  The replacement fees are determined by a pricing matrix that incorporates the current underwriting standards used by issuers.
Fixed Maturity Synthetic GICs consist of an asset or pool of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides contract value accounting for the asset and assures that contract value, benefit responsive payments will be made for participant-directed withdrawals.
Constant Duration Synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value payments will be made for participant-directed withdrawals.
The Fixed Maturity Synthetic and Constant Duration Synthetic GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Portfolio to match certain fund objectives. There are no reserves against these contract values for credit risk of the contract issuer or otherwise. For both Fixed Maturity Synthetic and Constant Duration Synthetic GICs, the fair values of wrap contracts provided by issuers are valued using the combination of a cost and income approach. The methodology uses the cost approach to determine the replacement value of each contract based on a pricing matrix at March 31, 2014 and 2013. The methodology then uses the income approach to determine the present value of the fee payments related to the contract, using both the current contractual fees and the replacement fees generated by the matrix pricing. The fee payments over the duration of the contract are discounted by using comparable duration swap rates. The carrying value of the contract is the present value of the wrap cost applying replacement fees less the present value of the wrap cost applying current contractual fees.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

The initial crediting rates for both the Fixed Maturity Synthetic and Constant Duration Synthetic GICs are established based on the market interest rates at the time the initial asset is purchased and are guaranteed to have an interest crediting rate of not less than zero percent. The Fixed Maturity Synthetic GIC crediting rate is set at the start of the contract and typically resets on a quarterly basis. The Constant Duration Synthetic GIC crediting rate resets every quarter based on the contract value, the market yield to maturity, the market value and the average duration of the underlying assets. The crediting rate for Constant Duration Synthetic GICs aims at converging the contract value with the market value; therefore, it will be affected by interest rate and market changes.
It is probable that withdrawals and transfers resulting from the following events will limit the ability of the portfolio to transact at book or contract value. Instead, fair value will likely be used in determining the payouts to the participants, should any of the following occur:

•	Employer-initiated events — events within the control of the Plan or the Plan Sponsor which would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes of qualification status of employer or Plan
In general, issuers may terminate the GICs and settle at other than contract value if there is a change in the qualification status of employer or Plan, a breach of material obligations under the contract, misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.
The average yield of the entire Stable Value Portfolio based on actual earnings was 2.00% and 2.21% at March 31, 2014 and 2013. The average yield of the portfolio based on the interest rate credited to participants was 1.89% and 2.11% at March 31, 2014 and 2013. To calculate the yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.
As required by Accounting Standards Codification 962-325-35, Plan Accounting – Defined Contribution Pension Plans, the Stable Value Portfolio is presented in the Statements of Net Assets Available for Benefits at fair value in the investments total and adjusted to contract value in determining the net assets available for benefits.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

The portfolio holdings in the BNY Stable Value Portfolio as of March 31 are shown below (in thousands):

	2014
	Rating S&P/ Moody’s*	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
Cash /Cash Equivalents:
Fidelity Management Trust Company (STIF)	Cash/Cash	$4,376	$—	$—
Traditional GIC:
Metropolitan Life Insurance Company	AA-/Aa3	4,034	—	—
Fixed Maturity Synthetic GIC:
American General Life	AA+/Aaa	21,657	(19)	(287)
Constant Duration Synthetic GIC:
Pacific Life	AA/Aa2	50,362	—	(1,228)
RGA Reinsurance Company	AA/Aa2	15,517	(5)	(356)
Prudential	AA/Aa1	61,524	—	(897)
Monumental Life (Aegon)	AA/Aa2	43,480	(45)	(151)
Separate Account GIC:
ING Life & Annuity Company	A-/A3	20,573	—	(42)
New York Life	AA+/Aaa	21,238	—	(387)
Total		$242,761	$(69)	$(3,348)

	2013
	Rating S&P/ Moody’s*	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
Cash /Cash Equivalents:
Fidelity Management Trust Company (STIF)	Cash/Cash	$14,983	$—	$—
Traditional GIC:
Metropolitan Life Insurance Company (32269)	AA-/Aa3	1,582	—	—
Metropolitan Life Insurance Company (32872)	AA-/Aa3	4,024	—	(11)
Fixed Maturity Synthetic GIC:
Bank of America, N.A.	AAA/Aaa	2,171	—	(34)
State Street Bank	AAA/Aaa	5,279	—	(70)
Constant Duration Synthetic GIC:
Pacific Life	AA/Aa2	50,333	—	(2,455)
Natixis Financial Products, LLC	AA/Aa2	23,970	9	(1,267)
Prudential	AA/Aa1	61,754	—	(2,601)
Monumental Life (Aegon)	AA/Aa2	43,470	(49)	(941)
Separate Account GIC:
ING Life & Annuity Company	A-/A3	20,514	—	(206)
New York Life	AA+/Aaa	21,143	—	(698)
Total		$249,223	$(40)	$(8,283)

* Ratings represent those of the issuer in the case of traditional GICs and separate account GICs, and a weighted average of the credit ratings of the underlying assets held in the case of fixed maturity synthetic GICs and constant duration synthetic GICs

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

During the years ended March 31, 2014 and 2013, the Plan’s net appreciation/ (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) was as follows (in thousands):

	2014	2013
Mutual funds	$14,724	$6,134
Fidelity BrokerageLink	16,090	5,268
Common/collective trusts	169,763	108,239
Separately managed accounts	125,654	53,678
BNY Mellon Stable Value Portfolio	(1,057)	4,324
McKesson Common Stock:
Employer Stock Fund*	304,763	96,733
Employee Stock Fund	83,832	24,122
Total	$713,769	$298,498

*	Non-Participant Directed
4. Fair Value Measurement
Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan considers the principal or most advantageous market in which the Plan would transact, and the Plan considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of non-performance.
In addition to determining fair value, the Plan is required to establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 —	unadjusted quoted prices in active markets for identical assets or liabilities,
Level 2 —
quoted prices for similar assets or liabilities in active markets;
quoted prices for identical or similar assets or liabilities in inactive markets;
inputs other than quoted prices that are observable for the asset or liability; and
inputs that are derived principally from or corroborated by observable market data by correlation or other means,

Level 3 —	unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

The Plan’s investments measured at fair value on a recurring basis consisted of the following types of instruments as of March 31, (in thousands):

	2014
	Total	Level 1	Level 2
Mutual funds	$107,582	$107,582	$—
Fidelity BrokerageLink:
Mutual funds	146,978	146,978	—
Common and preferred stock	50,782	50,782	—
Fixed income investments	3,033	—	3,033
Other	2,357	2,016	341
Common/collective trusts	1,370,090	—	1,370,090
Separately managed accounts:
Mutual funds	16,485	16,485	—
Common and preferred stock	645,837	645,837	—
BNY Mellon Stable Value Portfolio	242,692	—	242,692
McKesson common stock funds	954,609	954,609	—
Total	$3,540,445	$1,924,289	$1,616,156

	2013
	Total	Level 1	Level 2
Mutual funds	$93,614	$93,614	$—
Fidelity BrokerageLink:
Mutual funds	130,205	130,205	—
Common and preferred stock	41,255	41,255	—
Fixed income investments	1,321	—	1,321
Other	2,342	2,270	72
Common/collective trusts	1,145,170	—	1,145,170
Separately managed accounts:
Mutual funds	17,590	17,590	—
Common and preferred stock	517,576	517,576	—
BNY Mellon Stable Value Portfolio	249,183	—	249,183
McKesson common stock funds	645,021	645,021	—
Total	$2,843,277	$1,447,531	$1,395,746

For the years ended March 31, 2014 and 2013 there were no significant investments classified as level 3; nor were there any significant transfers in or out of levels 1, 2 or 3. Below is a description of the valuation methodologies used for the fair value measurements:
Mutual funds are publicly traded investments which are valued using a Net Asset Value (NAV). The NAV of a mutual fund is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.
Common/collective trusts ("CCTs") are valued using a NAV. The NAV of a CCT is based on the market values of the underlying securities. The beneficial interest of each investor is represented in units. Units are issued and redeemed daily at the fund’s closing NAV.
Separately Managed Accounts are valued based on the fair values of the underlying securities, which are primarily valued using quoted market prices.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

BNY Mellon Stable Value Portfolio includes Fixed Maturity Synthetic and Constant Duration Synthetic GICs which consist primarily of underlying fixed income investments, commingled fixed income investments, and insurance wrap contracts. The fair values of the fixed income portfolios are the sum of the underlying assets’ market values. Both Fixed Maturity Synthetic and Constant Duration Synthetic GICs contain insurance wrap contracts which guarantee benefit responsive payments for participant directed transactions at contract value. The fair value of a wrap contract is the present value of the wrap cost applying replacement fees less the present value of the wrap cost applying current contractual fees. Separate Account GICs are stated at fair value which is based on the market value of the assets of the underlying portfolio. Fair values of traditional GICs are determined by calculating the present value of all future cash flows of the contract. Short term investments represent a fund’s cash balance fair value equal to the face value of cash.
Investments in the Fidelity BrokerageLink and McKesson common stock are stated at quoted market prices.

The Plan invests in certain entities where the fair value is measured by NAV per share. There were no unfunded commitments, normal course of business restrictions, or other redemption restrictions for these investments. These investments are summarized below as of March 31 (in thousands):

	2014
	Fair Value	Redemption Frequency	Redemption Notice Period
Common/collective trusts	$1,370,090	As needed	1-5 days
BNY Stable Value Portfolio:
Constant duration synthetic contracts	170,833	As needed	3-4 days
Cash and cash equivalents (STIF)	4,376	As needed	1 day
Separate account contracts	41,811	*	*
Total	$1,587,110

	2013
	Fair Value	Redemption Frequency	Redemption Notice Period
Common/collective trusts	$1,145,170	As needed	1-5 days
BNY Stable Value Portfolio:
Constant duration synthetic contracts	179,487	As needed	3-4 days
Cash and cash equivalents (STIF)	14,983	As needed	1 day
Separate account contracts	41,657	*	*
Total	$1,381,297

* Participant-directed withdrawals are permitted as needed; contract termination requires 30 days notice for the ING contract, and 10 days for the New York Life contract.
5. Federal Income Tax Status
On November 26, 2013, the Internal Revenue Service issued a favorable determination letter to the Plan indicating that, in its opinion, the terms of the Plan conform to the requirements of Section 401(a) of the Internal Revenue Code, as amended (the “Code”). In addition, the Company and the Plan administrator believe that the Plan, in form and operation, complies with the applicable requirements of the Code and that the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
6. Plan Termination
The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts would immediately vest and each account would receive a distribution equal to the vested account balance.
7. Litigation
Accounting Litigation
Following the announcements by McKesson in April, May and July of 1999 that McKesson had determined that certain software sales transactions in its Information Solutions segment, formerly HBO & Company (“HBOC”), were improperly recorded as revenue and reversed, numerous lawsuits had been filed against McKesson, HBOC, certain of McKesson’s or HBOC’s current or former officers or directors, and other defendants, including Bear Stearns & Co. Inc. (“Bear Stearns”) and Arthur Andersen LLP (“Andersen”), which lawsuits were consolidated into a single proceeding in the Northern District of California captioned, In re McKesson HBOC, Inc. Securities Litigation (No. C-99-20743 RMW) (the “Consolidated Securities Litigation Action”). On January 12, 2005, McKesson announced that it had reached an agreement to settle the claims in the Consolidated Securities Litigation Action. On February 24, 2006, the district court gave final approval to the McKesson settlement of the Consolidated Securities Litigation Action, and as a result, McKesson paid approximately $960 million into an escrow account established by the lead plaintiff in connection with the settlement. On April 13, 2007, the district court gave final approval to the settlement of related claims against Andersen brought pursuant to the Consolidated Securities Litigation Action. In that matter, the district court found the settlement of the claims against Andersen for the sum of $72.5 million in cash, plus accrued interest, was fair, reasonable, and adequate to the settlement class. On January 18, 2008, the trial judge gave his final approval to a settlement of the class action by the last remaining defendant, Bear Stearns. In consideration of obligations of Bear Stearns, McKesson paid $10 million to fund the Bear Stearns class settlement. The Bear Stearns settlement is final. On April 27, 2009, the court issued an order approving the distribution of the settlement funds. On October 2009, the Plan received approximately $119 million of the Consolidated Securities Litigation Action proceeds. Approximately $77 million of the proceeds were attributable to the unallocated shares (the “Unallocated Proceeds”) of McKesson common stock owned by the Plan in an ESOP suspense account. The receipt of the Unallocated Proceeds by the Plan was reimbursement for the loss in value of the Company’s common stock held by the Plan in its ESOP suspense account during the Consolidated Securities Litigation Action class holding period and not a contribution made by the Company to the Plan or ESOP. The receipt of the Unallocated Proceeds is reported as “Securities Litigation Settlement Proceeds” in the non-participant directed column within the Statement of Changes in Net Assets. In accordance with the Plan terms, the Plan distributed the Unallocated Proceeds to the current Plan participants after the close of the Plan year in April 2010.
Approximately $42 million of the proceeds were attributable to the allocated shares (“Allocated Proceeds”) of McKesson common stock owned by the Plan participants during the Consolidated Securities Litigation Action class-holding period (“Settlement Class”). The receipt of the Allocated Proceeds by the Plan is reported as “Securities Litigation Settlement Proceeds” in the participant directed column within the Statement of Changes in Net Assets. The portion of the settlement amount related to allocated shares was allocated to members of the Settlement Class on November 6, 2009. An account was established in the Plan for each member of the Settlement Class to hold such allocation and invest it in accordance with their current investment elections in effect. For Participants without a current investment election, their account was invested in the Plan’s default investment fund, an age appropriate Vanguard Target Retirement Fund. Participants are permitted to take a distribution of such allocated amount in accordance with the terms of the Plan. In October 2011, the Plan received and allocated $1 million to participant directed accounts.
In October 2013, the Plan received and allocated to participant directed accounts an additional $1,120,000 in residual settlement proceeds. There were no settlement proceeds received by the Plan during the year ended March 31, 2013.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

8. Related-Party Transactions
At March 31, 2014 and 2013, the Plan held approximately 5,393,000 and 5,964,000 common shares of McKesson Corporation, the Plan’s sponsor, with a cost basis of $235,492,000 and $243,396,000. The shares were held within the Plan’s Employer and Employee Stock Funds. At March 31, 2014 and 2013, the allocated Employer Stock Fund held approximately 4,154,000 and 4,755,000 common shares. At March 31, 2014 and 2013, the Employee Stock Fund held approximately 1,239,000 and 1,209,000 common shares.
McKesson declared dividends of $0.92 and $0.80 per share during the years ended March 31, 2014 and 2013. During the years ended March 31, 2014 and 2013, the Employer Stock Fund recognized dividend income from McKesson common shares of $4,068,000 and $4,027,000. During the years ended March 31, 2014 and 2013, the Employee Stock Fund recognized dividend income from McKesson common shares of $1,124,000 and $960,000.

Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as party-in-interest transactions. Generally, Plan investment options (other than mutual funds and publicly offered securities) may qualify as party-in-interest transactions if the issuer, investment manager or trustee of the investment option is a Plan fiduciary or service provider. Fees for investment management services are allocated to the participants with balances in those funds.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits per the financial statements at March 31, 2014 and 2013 to the Form 5500:
Statements of Net Assets Available for Benefits:

	2014	2013
Net assets available for benefits per the financial statements	$3,591,576	$2,884,473
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,348	8,283
Net assets available for benefits per the Form 5500	$3,594,924	$2,892,756
Statements of Changes in Net Assets Available for Benefits:

	2014	2013
Increase in net assets per the financial statements	$707,103	$352,257
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,935)	965
Net increase in net assets available for benefits per the Form 5500	$702,168	$353,222
10. Subsequent Events
On February 22, 2013, McKesson acquired PSS World Medical, Inc. As a result of the transaction, the PSS World Medical, Inc. Savings Plan was merged into the Plan. Participant account balances of $200,745,000 were transferred to the Plan in May 2014.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2014

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
* MCKESSON EMPLOYER STOCK FUND (allocated)	$150,359,447	4,153,812	$733,438,585
* MCKESSON EMPLOYEE STOCK FUND	85,132,990	1,238,699	221,170,102
			954,608,687

*PSIP INTERNATIONAL (common/collective trust)	26,907,362	2,472,155	26,895,653
*SSGA BOND INDEX	105,940,949	4,928,135	121,767,757
*SSGA S&P 500 INDEX	253,688,621	12,490,259	422,815,270
*VANGUARD TARGET INCOME	21,772,274	528,386	22,810,445
*VANGUARD TARGET 2010	19,959,092	515,384	21,342,064
*VANGUARD TARGET 2015	69,627,965	1,831,262	75,979,051
*VANGUARD TARGET 2020	125,290,730	3,335,575	138,326,298
*VANGUARD TARGET 2025	130,249,358	3,554,816	145,356,414
*VANGUARD TARGET 2030	114,807,775	3,198,249	129,720,994
*VANGUARD TARGET 2035	98,432,495	2,755,704	112,294,931
*VANGUARD TARGET 2040	69,689,341	1,930,047	80,019,744
*VANGUARD TARGET 2045	37,121,068	1,023,776	42,312,679
*VANGUARD TARGET 2050	20,034,288	548,015	22,791,936
*VANGUARD TARGET 2055	5,004,647	109,349	5,551,625
*VANGUARD TARGET 2060	1,983,736	79,026	2,105,257
			1,370,090,118

*DODGE & COX LARGE CAP VALUE PORTFOLIO	149,501,089	15,571,489	259,855,734
*PSIP LG CAP GROWTH PORTFOLIO	174,453,057	16,961,450	209,111,005
*CADENCE SMALL CAP GROWTH PORTFOLIO	63,391,676	5,187,281	97,755,508
*FISHER SMALL CAP VALUE PORTFOLIO	61,570,564	4,238,684	95,599,461
			662,321,708

*BNY MELLON STABLE VALUE PORTFOLIO:
*Fidelity Management Trust Company (STIF)	4,376,448	0.01%	4,376,448
*American General Life 1635583	21,350,779	1.95%	21,637,811
*ING Life & Annuity Co. 060345	20,530,651	1.12%	20,572,769
*Metropolitan GAC 32872	4,034,048	1.08%	4,033,650
*Monumental Life (Aegon) MDA01116TR	43,284,058	1.71%	43,435,421
*New York Life GA 29029	20,850,916	1.98%	21,237,994
*Pacific Life G-27306.01	49,133,590	2.42%	50,361,632
*Prudential GA 62189	60,627,650	2.50%	61,524,355
*RGA RGA00042	15,154,991	2.38%	15,511,531
			242,691,611

*FIDELITY BROKERAGELINK	177,487,425	73,140,277	203,150,324

*PSIP INTERNATIONAL (mutual fund)	89,661,943	2,926,293	107,582,610

* Outstanding loan balances, maturing 2014-2033 (5,683 loans, interest rates from 4.25% to 10.50%)	44,759,409		44,759,409
Total	$2,336,170,432		$3,585,204,467
* Party-in-interest as defined under ERISA

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MCKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Dated: September 22, 2014	/s/ James A. Beer
James A. Beer
Executive Vice President and Chief Financial Officer

/s/ Jorge Figueredo
Jorge Figueredo
Executive Vice President Human Resources